UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of February 2019

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Unveils Industry’s First 5G M.2 Module Sample with mmWave Support at Mobile World Congress 2019

5G connectorized module based on Qualcomm® Snapdragon™ X55 5G modem and RF Front-End solutions demonstrates Sierra Wireless’ continued leadership in enabling future IoT applications

BARCELONA, Spain--(BUSINESS WIRE)--February 25, 2019--Sierra Wireless (NASDAQ:SWIR) (TSX:SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced that the industry’s first 5G mechanical module sample will be on display at Mobile World Congress. Based on the M.2 form factor, the connectorized AirPrime® module will enable original equipment manufacturers and system integrators requiring the highest possible speeds to deploy 5G on their mobile computing, networking and IoT platforms worldwide.

Sierra Wireless’ 5G module will be on display in the GSMA Innovation City, Hall 4, Stand 4A30, as well as in partner stands, including AT&T Hall 4, Stand 4D40, Nokia Hall 3, Stand 3A10 and Qualcomm Hall 3, 3E10.

“Since launching the world’s first cellular embedded module in 1997, Sierra Wireless has a track record of being first to market with solutions for the latest wireless standards,” said Ross Gray, Vice President, Product Management, OEM Solutions, Sierra Wireless. “Our new 5G modules will allow our OEM customers to deploy on whatever 5G technology best fits their use case, including mmWave to reach multi-Gigabit speeds. Supporting global 5G deployments with a single module, we remain focused on technology leadership and developing innovative solutions that make wireless communications easier to integrate and securely scale.”

Sierra Wireless’ 5G M.2 mechanical module sample supports mmWave, sub 6 Ghz and LTE technologies, as defined by the 3GPP Release 15 standard. 5G is designed to co-exist with 4G and to enable new use cases beyond what is possible with prior technology, including:

  Massive Machine Type Communication (mMTC) – enhances Low Power Wide Area (LPWA) sensor applications, such as metering, that are currently served by LTE-M and NB-IoT, the foundation of future 5G IoT;
  Enhanced Mobile Broadband (eMBB) – enhances high-speed, high-bandwidth applications, such as networking, high-end video, gaming and augmented reality, with the long-term goal of achieving more than 20 Gbps download speeds; and
  Ultra-Reliability and Low Latency Communication (URLLC) for use cases that require the five-nines quality of service (QoS) and close to one-millisecond-latency performance of 5G NR, which help support mission-critical applications, such as smart factories and vehicle-to-everything communications.

“Qualcomm Technologies and Sierra Wireless have been working closely together on multiple generations of cellular technology to enable companies worldwide to innovate and create new products using the latest wireless standards,” said Gautam Sheoran, Senior Director, Product Management, Qualcomm Technologies, Inc. “As we have done with smartphones and mobile devices, we’re excited to collaborate with the ecosystem in bringing 5G to mobile computing, networking and many other segments using the Snapdragon X55 5G modem and our antenna modules with integrated RF transceiver, RF Font-End and antenna elements.”

Availability
Sierra Wireless AirPrime 5G modules based on the prototype will be available in 2019 to align with carrier network roll outs.

To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

  Webinar: 5G for IoT: Beyond the Hype
  White papers: 5G for IoT? You’re Just in Time, Evaluation of LTE-M Towards 5G IoT Requirements

Note to editors:
To view and download images of Sierra Wireless products, please visit http://www.sierrawireless.com/newsroom/productimages.aspx.

About Sierra Wireless
Sierra Wireless (NASDAQ:SWIR) (TSX:SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless”, and “AirPrime” are registered trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

Forward Looking Statements
This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Qualcomm and Snapdragon are trademarks of Qualcomm Incorporated, registered in the United States and other countries.
Qualcomm Snapdragon is a product of Qualcomm Technologies, Inc. and/or its subsidiaries.

CONTACT:
Kim Homeniuk
Media Relations
phone: +1 604 233 8028
pr@sierrawireless.com

David Climie
Investor Relations
phone: +1 604 321 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	February 25, 2019